October 4, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program

100 F Street, N.E.

Washington, D.C. 20549

Attn: Patrick Fullem and Laura Nicholson

Re:	Crane NXT, Co.

Definitive Proxy Statement on Schedule 14A

Filed April 11, 2024

File No. 001-01657

Dear Mr. Fullem and Ms. Nicholson:

Crane NXT, Co. (the “Company”) is in receipt of a letter dated September 23, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned filing (the “Proxy Statement”).

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers, captions (other than those in the Staff’s comments), sections and exhibits correspond to pages, captions, sections and exhibits in the Proxy Statement.

Comment 1:    Refer to the net income numbers in your pay versus performance table. It appears that you have included the 2020 through 2022 net income values from your annual report on Form 10-K for the fiscal year ended December 31, 2022, rather than the annual report on Form 10-K for the most recent fiscal year. We also note disclosures about the separation transaction in April 2023, indicating that (1) your net income presentation for years prior to 2023 does not reflect the separation and (2) your annual report on Form 10-K for the fiscal year ended December 31, 2023 includes carve-out financial statements representing only your operations, assets, liabilities and equity on a stand-alone basis. Please tell us how you considered the requirements of Item 402(v)(2)(v) of Regulation S-K and related guidance in presenting the net income amounts from your annual report on Form 10-K for the fiscal year ended December 31, 2022. Alternatively, in future filings, please include net income (loss), as reported in your most recently filed audited GAAP financial statements, in column (h) for all years covered by the table. Refer to Regulation S-K Compliance and Disclosure Interpretation 128D.08. Please note that you may voluntarily provide supplemental measures of net income or financial performance, so long as any additional disclosure is “clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure.” See Pay Versus Performance, Release No. 34-95607 (August 25, 2022) [87 FR 55134 (September 8, 2022)] at Section II.F.3.

950 Winter Street, 4th Floor North, Waltham, Massachusetts 02451

Response:        As noted in the Proxy Statement and as discussed with the Staff, the net income (loss) reported in the pay versus performance table for the 2020 to 2022 fiscal years reflect the net income (loss) reported in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2022. Such numbers reflect the Company’s net income (loss) prior to the April 2023 separation of the Aerospace & Electronics, Process Flow Technologies and Engineered Materials businesses (the “Separation”) and were disclosed in the Company’s audited financial statements for the fiscal year ended December 31, 2022, as required by Regulation S-K Compliance and Disclosure Interpretation 128D.08. The Company included pre-Separation numbers as the compensation awarded during such fiscal years (particularly the compensation of the Company’s PEO, who ceased to be PEO in connection with the Separation) was based on the pre-Separation business.

However, the Company acknowledges the Staff’s comment and will revise future proxy disclosure to include net income (loss), as reported in the Company’s most recently filed audited GAAP financial statements, in column (h) of the Pay Versus Performance Table for all years covered by the table. For fiscal year 2020, which is not included in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2023, the Company intends to include net income (loss) which reflects the Separation, as reported in the Company’s Audited Combined Carve-Out Financial Statements, which are included as Exhibit 99.4 to the Company’s current report on Form 8-K (File No. 001-01657) filed on April 3, 2023.

Comment 2:    We note that you have included Adjusted EPS, a non-GAAP measure, as your Company- Selected Measure pursuant to Item 402(v)(2)(vi) of Regulation S-K. While Company-Selected Measure disclosure is not subject to Regulation G or Item 10(e) of Regulation SK, you must disclose how the measure is calculated from your audited financial statements. It is not clear from your disclosure on page 58 how this number is calculated from your audited financial statements. We note in this regard your disclosure that Adjusted EPS is “further adjusted for special items” by the Committee for bonus calculation purposes under the Annual Incentive Plan. Please tell us and revise future disclosure to explain how the measure is calculated from your audited financial statements. Note that incorporation by reference to disclosure in a separate filing will not satisfy this disclosure requirement.

Response:       The Company acknowledges the Staff’s comment and will revise future proxy disclosure to provide a more detailed description of how Adjusted EPS is calculated from the Company’s audited financial statements, including by identifying special adjustments and noting whether such costs are one-time or recurring items. Adjusted EPS is calculated as Adjusted net income divided by diluted shares. Adjusted net income is calculated as net income excluding intangible asset amortization, restructuring charges, impact of pension curtailments and settlements, stock-based compensation adjustment resulting from the Separation, transaction related expenses such as tax charges, professional fees, and incremental costs related to the Separation, and including the tax effect of these adjustments and other discrete tax items. In addition, as noted in the Proxy Statement, for the Company’s fiscal year ending December 31, 2023, Adjusted EPS was further adjusted for special items for purposes of bonus calculations under the Annual Incentive Plan and the pay versus performance disclosure. Such items consisted of corporate cost allocations, interests expense and tax expense, each of which were special costs incurred in connection with the Separation and which were not contemplated at the time of setting performance goals under the Annual Incentive Plan.

Comment 3:    We note that your disclosure on page 59 of total shareholder return, peer group total shareholder return, compensation actually paid, net income and Adjusted EPS solely states the values of such items from your pay versus performance table. It appears that you may have intended this disclosure to satisfy the requirements under Item 402(v)(5) of Regulation S-K to describe the relationships between compensation actually paid and the performance metrics in the pay versus performance table. Although you may provide this information graphically, narratively, or a combination of the two, this disclosure must be separate from the pay versus performance table required by Item 402(v)(1) of Regulation S-K and must provide a clear description of each separate relationship indicated in Item 402(v)(5)(i) – (iv) of Regulation S-K. Please note, it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation. Please ensure that your disclosure provided pursuant to Item 402(v)(5)(i) – (iv) of Regulation SK provides the required clear description of the relationship between each required performance measure and compensation actually paid.

Response:       The Company acknowledges the Staff’s comment and will revise future proxy disclosure to provide a more detailed description of each separate relationship indicated in Item 402(v)(5)(i) – (iv) of Regulation S-K. This disclosure will be presented separately from the pay versus performance table.

Please do not hesitate to contact me at (781) 755-6818 if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

 /s/ Paul Igoe

Paul Igoe

Senior Vice President, General Counsel and Secretary